08/03/2007

HealthCor Management, L.P., for itself and as manager on behalf of (i) HealthCor Offshore, Ltd. /s/ Steven J. Musumeci Name:Steven J. Musumeci Title: Chief Operating Officer	/s/ Joseph Healey Joseph Healey, Individually /s/ Arthur Cohen Arthur Cohen, Individually

Exhibit 1

1.	HealthCor Offshore, Ltd., Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

2.	Joseph Healey; Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019; and

3.	Arthur Cohen, 12 South Main Street, #203 Norwalk, Connecticut 06854.